ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

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Update- Routine announcements from

9 May to 6 June 2008

DATE            DETAILS

4.6.08 Voting Rights and Capital (Transfer of shares out of Treasury)

2.6.08 Voting Rights and Capital (NGplc monthly update)

29.5.08 Voting Rights and Capital (Transfer of shares out of Treasury)

23.5.08 Director Interests on Appointment – P Aiken ‘Nil Return’

15.5.08 Voting Rights and Capital (Transfer of shares out of Treasury)

Notes: NG has continued its share repurchase programme. Annexed are further announcements made on 9, 12, 13, 14, 15, 16, 19, 20, 21, 22, 23, 27, 28, 29, and 30 May and 2, 3, 4, 5 and 6 June 2008-in respect of repurchases on each preceding business day.

During the period a separate Form 6-k was sent, on 15 May 2008, in respect of the announcement: ‘National Grid plc — Results for the year ended 31 March 2008’.

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ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from

9 May to 6 June 2008

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4 June 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified yesterday that 68,082 shares held in Treasury were transferred to share scheme participants on 3rd June. Following this change, and after transfers into treasury registered as part of the ongoing share repurchase programme, National Grid plc’s registered capital at close of 3 June 2008 consists of 2,581,913,516 ordinary shares, of which 86,542,351 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,495,371,165 shares with voting rights.

The figure of 2,495,371,165 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

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2 June 2008

National Grid plc

Voting rights and capital – update

National Grid plc’s registered ordinary share capital as at close of May 2008 consisted of 2,581,913,516 shares, of which 86,410,433 have been purchased in the market and registered as treasury shares, leaving a balance of 2,495,503,083 shares with voting rights.

The figure of 2,495,503,083 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interests in, or a change to their interest in, National Grid plc under the Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

________________________________________________

29 May 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified yesterday that 66,796 shares held in Treasury were transferred to share scheme participants on 28th May. Following this change, and after transfers into treasury registered as part of the ongoing share repurchase programme, National Grid plc’s registered capital at close of 28 May 2008 consists of 2,581,913,516 ordinary shares, of which 85,235,433 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,496,678,083 shares with voting rights.

The figure of 2,496,678,083 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

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23 May 2008

National Grid plc (National Grid)
Notification of Directors’ Interests on Appointment
—

Following his appointment to the Board on 15th May, National Grid notifies that there is no other information required to be disclosed by the Listing Rules in respect of Philip Aiken.

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15 May 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has today been notified that 91,376 shares held in Treasury were transferred to share scheme participants on 13 May. Following this change, and after transfers into treasury registered as part of the ongoing share repurchase programme, National Grid plc’s registered capital at close of 14 May 2008 consists of 2,581,913,516 ordinary shares, of which 81,777,229 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,500,136,287 shares with voting rights.

The figure of 2,500,136,287 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

Contact: D C Forward,
Assistant Secretary
0207 004 3226

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National Grid plc – Transaction in Own Shares

9 May 2008

National Grid plc announces that on 8 May 2008 it purchased 330,000 of its ordinary shares at a price of 703.67 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,500,294,911 and the number of ordinary shares in Treasury will be 81,618,605.

End

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National Grid plc – Transaction in Own Shares

12 May 2008

National Grid plc announces that on 9 May 2008 it purchased 250,000 of its ordinary shares at a price of 702.74 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,500,044,911 and the number of ordinary shares in Treasury will be 81,868,605.

End

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National Grid plc – Transaction in Own Shares

13 May 2008

National Grid plc announces that on 12 May 2008 it purchased 300,000 of its ordinary shares at a price of 712.37 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,499,744,911 and the number of ordinary shares in Treasury will be 82,168,605.

End

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National Grid plc – Transaction in Own Shares

14 May 2008

National Grid plc announces that on 13 May 2008 it purchased 475,000 of its ordinary shares at a price of 710.37 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,499,361,287 and the number of ordinary shares in Treasury will be 82,552,229.

End

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National Grid plc – Transaction in Own Shares

15 May 2008

National Grid plc announces that on 14 May 2008 it purchased 250,000 of its ordinary shares at a price of 714.96 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,499,111,287and the number of ordinary shares in Treasury will be 82,802,229.

End

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National Grid plc – Transaction in Own Shares

16 May 2008

National Grid plc announces that on 15 May 2008 it purchased 500,000 of its ordinary shares at a price of 718.85 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,498,611,287 and the number of ordinary shares in Treasury will be 83,302,229.

End

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National Grid plc – Transaction in Own Shares

19 May 2008

National Grid plc announces that on 16 May 2008 it purchased 675,000 of its ordinary shares at a price of 733.28 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,497,936,287 and the number of ordinary shares in Treasury will be 83,977,229.

End

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National Grid plc – Transaction in Own Shares

20 May 2008
National Grid plc announces that on 19 May 2008 it purchased 225,000 of its ordinary shares at a price of 732.80 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,497,711,287 and the number of ordinary shares in Treasury will be 84,202,229.

End

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National Grid plc – Transaction in Own Shares

21 May 2008

National Grid plc announces that on 20 May 2008 it purchased 500,000 of its ordinary shares at a price of 730.05 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,497,211,287 and the number of ordinary shares in Treasury will be 84,702,229.

End

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National Grid plc – Transaction in Own Shares

22 May 2008

National Grid plc announces that on 21 May 2008 it purchased 600,000 of its ordinary shares at a price of 727.99 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,496,611,287 and the number of ordinary shares in Treasury will be 85,302,229.

End

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National Grid plc – Transaction in Own Shares

23 May 2008

National Grid plc announces that on 22 May 2008 it purchased 430,000 of its ordinary shares at a price of 734.49 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,496,181,287 and the number of ordinary shares in Treasury will be 85,732,229.

End

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National Grid plc – Transaction in Own Shares

27 May 2008

National Grid plc announces that on 23 May 2008 it purchased 370,000 of its ordinary shares at a price of 732.10 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,495,811,287 and the number of ordinary shares in Treasury will be 86,102,229.

End

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National Grid plc – Transaction in Own Shares

28 May 2008

National Grid plc announces that on 27 May 2008 it purchased 375,000 of its ordinary shares at a price of 729.98 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,495,436,287 and the number of ordinary shares in Treasury will be 86,477,229.

End

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National Grid plc – Transaction in Own Shares

29 May 2008

National Grid plc announces that on 28 May 2008 it purchased 200,000 of its ordinary shares at a price of 746.50 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,495,303,083 and the number of ordinary shares in Treasury will be 86,610,433.

End

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National Grid plc – Transaction in Own Shares

30 May 2008

National Grid plc announces that on 29 May 2008 it purchased 600,000 of its ordinary shares at a price of 743.32 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,494,703,083 and the number of ordinary shares in Treasury will be 87,210,433.

End

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National Grid plc – Transaction in Own Shares

2 June 2008

National Grid plc announces that on 30 May 2008 it purchased 450,000 of its ordinary shares at a price of 742.81 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,494,253,083 and the number of ordinary shares in Treasury will be 87,660,433.

End

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National Grid plc – Transaction in Own Shares

3 June 2008

National Grid plc announces that on 2 June 2008 it purchased 475,000 of its ordinary shares at a price of 736.12 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,493,778,083 and the number of ordinary shares in Treasury will be 88,135,433.

End

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National Grid plc – Transaction in Own Shares

4 June 2008

National Grid plc announces that on 3 June 2008 it purchased 240,000 of its ordinary shares at a price of 742.41pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,493,606,165 and the number of ordinary shares in Treasury will be 88,307,351.

End

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National Grid plc – Transaction in Own Shares

5 June 2008

National Grid plc announces that on 4 June 2008 it purchased 480,000 of its ordinary shares at a price of 721.42 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,493,126,165 and the number of ordinary shares in Treasury will be 88,787,351.

End

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National Grid plc – Transaction in Own Shares

6 June 2008

National Grid plc announces that on 5 June 2008 it purchased 370,000 of its ordinary shares at a price of 716.10 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,492,756,165 and the number of ordinary shares in Treasury will be 89,157,351.

End